Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Mariner that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010 and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
     Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

APACHE CORPORATION
     Shareholders’ Meeting

Apache Shareholders’ Meeting
G. Steven Farris, Chairman of the Board/Chief Executive Officer
Good morning. It is ten o’clock or actually my satellite clock says one minute after ten, the Annual Stockholders’ Meeting of Apache Corporation is called to order. Before proceeding to the business of the meeting, I would like to introduce to you the directors and officers of Apache Corporation who are present.
First I will introduce the nominees for election to the Board of Directors today, Gene Padoric, Patricia Graham, and Mick Marelli, who could not be with us today. Continuing to serve as directors are Fred Bowen, Randy Burlick, Katy Brashear, John Coker, George Lawrence, Rod Patton, Chuck Pitman and myself, Steve Farris. Officers with us today include those seated to my right, Roger Plank, President; John Crum, Co-Chief Operating Officer and President of North America; Rod Eichler, Co-Chief Officer and President of International; Anthony Lannie, Executive Vice President and General Counsel and sitting at the end is Cheri Peper, Corporate Secretary.
Now, I’d like to — for the officers and the audience to stand as I introduce them. Mike Bahorich, Executive Vice President and Technology Officer; Jon Jeppesen, Executive Vice President, Gulf Coast; Kregg Olson, Executive Vice President Corporate Reservoir Engineering, Sarah Teslik, Senior Vice President, Policy & Governance; John Bedingfield — who just moved from Australia — John Bedingfield, Vice President Worldwide Exploration & New Ventures; Tom Chambers, Vice President Corporate Planning and Investing; Alex de Alvarez, Vice President Security; Matt Dundrea, Vice President & Treasurer; Bob Dye, Vice President Corporate Affairs; David French, Vice President Business Development; Margery Harris, Vice President of Human Resources; Becky Hoyt, Vice President & Controller; Janine McArdle, Vice President for Oil & Gas Marketing; Aaron Merrick, Vice President of — is Aaron here today? He’s Information Technology; Obie O’Brien, Vice President, Governmental Affairs; Jon Sauer, Vice President of Tax; John Christmann, who’s our new Vice President, Regional Vice President of our Permian Region; Rob Johnston, Regional Vice President of our Central Region; Tim Wall, who is President of Apache Canada. And that’s all the vice presidents we have — quite a few (laughter).

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Guests that are in attendance today and it’s always a pleasure to point out Terry Johansen and his wife. He’s with Smith — Morgan Stanley, Smith Barney in Omaha, Nebraska. I think you’ve been coming 35 years, 36 years, Terry?
MR. JOHANSEN: 40 years.
All right, then. Bill Montgomery with Goldman Sachs, who’s worked with us for a lot of years. Dr. Tom Landine, Charles Swanson, Marcella Donadio — is that correct? John Russell, Brad Farber, Ashley Reaves — all with Ernst & Young, the Company’s independent auditors for 2009 and 2010. I’d also like to make a special introduction to Scott Josey, who is the Chairman & CEO of Mariner and he’s gotten to be a very good friend and he’s a very fine gentleman. You know I noticed John Bruno is not in the audience today and John — John Bruno, give you a little history, with Phoenix Resources and Phoenix Resources we merged with in 1996 and John run the Cairo office for Phoenix and I understand he’s battling cancer. We miss him. He always shows up, he’s been showing up since — since when we merged with Phoenix and has done an outstanding job.
Now for the formal business of the meeting. Our meeting this morning will be conducted in accordance with the agenda and the Rules of Conduct of Stockholder Meetings. Copies of both were available when you entered the room. I appoint Ms. Peper as Secretary of the meeting and Mr. Lannie as Parliamentarian for the meeting. Mr. Lannie was the noticed of the meeting duly and properly mailed and the Inspectors of Election present?
MR. LANNIE: Yes, the Proxy Statement and Notice of the Annual Meeting mailed to stockholders on March 31, 2010. We have an affidavit to that effect at Wells Fargo Bank and samples of the items mailed. Also, available for inspection is a certified list of the stockholders of record as of the close of business on the record date, March 8, 2010, which has been available at the Company’s headquarters for the past 10 days. As of March 8, 2010, there were 337 million, 78 thousand, 68 shares common stock outstanding and eligible to vote at this meeting. Of these shares, 288 million, 50 thousand, and 528 are represented today either in person or by proxy, which constitutes approximately 86 percent of

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all outstanding shares, which is an excellent turnout. A quorum is present and the meeting may proceed with business.
Barbara Novak, Roge Sharma and Jay Schultz have been appointed as Inspectors of Election to receive the proxies, judge the qualification of voters, prescribe rules for the voting, elect and count the votes, report the results of the ballot and to perform any other duties that may be required. The minutes of the last Annual Meeting of Stockholders held May 7, 2009 are available for inspection. Unless there is an objection, reading of these minutes will be waived.
The Company did not receive timely notice of any other director nominations by a stockholder as required under its bylaws; therefore, the nominations are closed. The polls are now open. If you have already returned your proxy, you do not need to submit a ballot. If you wish to vote on that ballot, you may obtain one from the Inspectors of Election at the back of the room.
The first item of business for this year’s meeting is the election of three directors. The directors elected at this meeting will serve for a period of three years, starting today and ending on the date of the annual meeting in 2013. I earlier introduced the nominees and I hereby declare them duly nominated. If any stockholders are voting in person, I suggest that they complete the marking of their ballots. Will the Inspectors of Election please collect all the ballots at this time? The polls are now closed.
Mr. Anthony, do you have the election results?
MR. LANNIE: Yes, Mr. Chairman, the Inspectors of Election have reported the following results. Each nominee for the office of Director of the Company was elected by an average of approximately 86 percent of the shares present and voting.
I hereby declare that the nominees for directors have been duly elected. The second and final item of business for this year’s meeting is the ratification of Ernst & Young, LLP, as Apache’s independent auditors for the fiscal year 2010. This matter was fully described

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in the proxy statement provided to all stockholders. For the time available to discuss this item, would anyone like to speak or does anyone have a question? (pause) With the discussion of this topic now closed, I hereby declare the voting open on the ratification of auditors. If you are voting in person, please complete the marking of your ballot. Will the Inspectors of Election please collect all ballots at this time? (pause) The polls are now closed. Mr. Laney, do you have a result?
MR. LANNIE: Yes. The Inspectors of Election have reported the following results: The ratification of Ernst & Young as Apache’s Independent Auditors for fiscal year 2010 approved by approximately 85 percent of the shares outstanding and eligible to vote.
I hereby declare that the ratification of auditors have been approved. Now, if there’s no other business to come before the meeting. This concludes the formal business and the meeting is adjourned and now I’d like to take a few minutes actually I’ll take more than a few minutes and we’re gonna make a little presentation on Apache Corporation and where we’re going and where we’ve been.
You know, last year at this time we were going through a very difficult period. We had just come out of a stock market that had been down 53 percent; oil prices had plummeted to the lowest time in five years and Apache stock had gone down more than 50 percent and at the time of the annual meeting we were still down about 45 percent. It was also a difficult time because or a change time because our founder and chairman for 54 years had retired and I think I reviewed with all of you at that time, we had set up a new office of the CEO with Roger and Rod and John and fortunately, it was also a time when we had a number of development projects that were able to come on because we — we had to make some tough decisions right out of the bat. We cut our capital about 40 percent. With reduced capital we cut about 6 percent of our workforce, but since we’d always been really focused on the long term, we did have some development projects coming on and I’m not going to go into specifics because Rod and John are going to go into some of the detail, but a couple of them were the gas trains in Egypt that helped us that came on in May of last year.

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We also had the Geauxpher production that came on — it’s a deepwater well in the Gulf of Mexico, but we ended the year having about 9 percent production growth. By being able to cut our capital and reduce our costs, we really husbanded our cash flow, and we actually ended the year — we had two reasons to do that. One was is that we really felt like with the downturn it’d be opportunities to actually see if somebody — we could buy something. We ended the year and we really weren’t able to do that but we did come out of 2009 with about $2 billion of cash in our Balance Sheet, which really gave us the opportunity to make the two acquisitions that I’m gonna talk a little bit later to you about and that is the Devon acquisition, which was a tactical acquisition that we announced on April 12th, and then we’re gonna discuss the Mariner merger, which is ongoing and it’s subject to the normal approvals and regulatory paperwork that we have to go through and also the shareholder vote of the Mariner folks. Before I do that, I’d like to take a moment and read a letter that I’d written to our employees three or four days ago and I don’t think we can talk about our ongoing operations without talking about the tragedy that happened in the Gulf of Mexico and so I’d like to read — I really would just like to read this letter.
I’m sure all Apache’s are keenly sensitive to the events still unfolding in the Gulf of Mexico. It is a tragic loss of life with potentially catastrophic environmental consequences. Although the cause of the BP/TransOcean rig explosion is still not known, the occurrence is a reality check for all of us in our industry. As the industry strives to find and deliver needed energy to the world, we must constantly recognize the importance of safety in our environmental responsibility.
This event behooves all of us to renew our commitment to ourselves, our families and our fellow employees to make every effort, every day to work safely and in an environmentally responsible manner.
Just as the Gulf is a key component of the U.S. energy supply and energy security, making up almost 30 percent of U.S. daily oil production, Apache’s Gulf assets are an important component of our overall worldwide portfolio strategy. The Devon and Mariner assets add quality properties and growth opportunities without materially changing our portfolio balance, and we look forward to closing both of these transactions.

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In the aftermath of this incident, with the size and concentration of our operations in the Gulf of Mexico, we should expect increased inspection and regulatory oversight. Because we strive to conduct our operations in a safe and environmentally responsible manner, we will welcome the scrutiny and additional oversight. Our job is to continue producing oil and gas safely, and with respect for the environment — the way Apache has operated for 55 years.
Slides
You know, I think actually it’s imperative that our industry learn from this and learn how to do it right because in a broader sense, the Gulf of Mexico is a very important component to the United States’ energy portfolio. Today, the Gulf of Mexico makes up, which is predominantly from the deepwater, makes up about a third of the oil production in the United States and that’s about 5.2 million barrels. We import about 9.2 million barrels of crude oil from foreign sources and if you add refined products on that, you have about 12.2 million barrels of imports. So, the Gulf of Mexico is still a very, very important part of our overall country’s production in energy security.
If you look at the next slide, this is the discoveries in the United States in the last 10 years and if you look at the new field discoveries, it is dominated by the deepwater. Extensions are extensions of existing fields, but when you look at it in total for the rest of the U.S., the Gulf of Mexico is half. So, it’s an important component to the growth of the and sustainability of oil production in the United States. If you look at it on an international basis, it is actually makes up 42 percent of the discoveries in the world in the last 10 years. There’s been 12,000 wells drilled into the deepwater; 6,300 or so in the last — since 2000. There’s been 600,000 wells drilled in the world in the last 10 years. So, it’s less than five percent of the wells drilled and 50 percent — if you take out OPEC and the former Soviet Union — 50 percent of the discoveries in the world have been from deepwater around the world. So, the deepwater is an important component and as an industry, we need to learn to do that right.
The Gulf of Mexico is also a big component of Apache. It makes up about 18 percent of our company, but as Rod and John are going to show you here in a minute, there’s a lot of other people pulling on the wagon because we — besides the onshore, we have the Permian Basin — I can’t read those from my — we have the Central Region, we have

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Canada, we have Egypt, we have the North Sea, we have Australia, and lastly, we have Argentina. One of the very important points about Apache’s strategy is our portfolio balance, and although we have 18 percent of our production in the Gulf of Mexico, we have a significant amount of production around the world and with that I’m going to turn it over to Rod or John and go over a little bit about what we’re doing around the world.
John A. Crum, Co-Chief Operating Officer & President — North America
Thank you, Steve. I’m going to take you through some of our North American operations we presently have going.
(Slide 2) Our North American portfolio consists of four separate regions, each the equivalent of substantial independent companies in their own right. In total, these regions are producing over 275,000 barrels equivalent in the first quarter, about equal to the total of Apache worldwide production just 10 years ago. While production has slipped in North America the past few years as we concentrated on growth for our international regions, 2010 and beyond will see us add substantially to those volumes. Our announced acquisitions will add 28,000 barrels equivalent in 2010 and over 85,000 barrels a day to the full year 2011 results for North America.
(Slide 3) At the same time, the substantially increased capital for 2010 is funding organic growth primarily at Horn River in Canada and in the Central regions Granite Wash play. As you can see from this slide, we split our former Central region at the beginning of the year and will spend more in each of those regions than we did in the combined region for 2009. We’re excited about the potential to grow both of these regions as we concentrate primarily on oil production in the Permian and tight gas resource style plays in the Central region.
(Slide 4) Our new Permian region will operate over 8,000 wells in over 100 fields and concentrates heavily on technologies to continue to increase recoveries from typically very old oil fields with still substantial remaining oil in place. The Mariner acquisition will add another thousand wells and substantial drilling potential to the region.
(Slide 5) Our new Midland headquarters for the region will be based in the Claydesta Business Park on the north side of Midland and will be open for business in early July.

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John Christmann has accepted the opportunity to lead this region and is well on his way to fully staffing the region. As in most new Apache operations, we have staff relocating from all over the company and are adding some very high quality new Apaches from outside the company.
(Slide 6) Given the strong oil price environment, we continued to look for additional opportunities to expand on the potential remaining in our Permian assets. We have recently been experimenting with the application of horizontal drilling with multiple stimulations on older waterflood fields. We have drilled successful horizontal wells in the San Andres at Shafter Lake discovered in 1929 and for the Grayburg at North McElroy field. Here at North McElroy, which was discovered in 1926 and already developed on 10-acre spacing, we’ve been producing oil at a 1.5 percent cut. For those of you unfamiliar with the term “cut,” 1.5 percent cut means for every 100 barrels of fluid we lift, 1.5 barrels is oil, 98.5 is water, not at all unusual for old Permian waterflood fields. Our first horizontal well in the field is producing at over 10 times the oil cut. We have room to drill at least 55 additional wells at this field alone.
(Slide 7) If additional production and more drilling confirms this performance, we have huge potential for growth across the region.
(Slide 8) We’ve already identified over 450 potential locations for this technology in our existing fields and with continued success would expect to add more.
(Slide 9) Our Gulf Coast region was already a very substantial Gulf of Mexico shelf player and as you can see with the addition of Devon and Mariner assets, makes that position even stronger. The Mariner assets will move us into a much stronger deepwater position as shown with the red and white acreage.
(Slide 10) This is a picture of the pipelay operations for our 40 percent WI two well Geauxpher field which came on production just about a year ago and is still producing over 70 MMCFD. Mariner operates this development with their 60 percent WI and working closely with them on this development was a good indication of the cultural fit for our two organizations.

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(Slide 11) In another important Gulf Coast region development, we made a discovery of oil early this year at our Main Pass 308 Boomerang prospect. The team called the prospect Boomerang because it kept coming back to them. The block had been held by numerous companies who gave up on it since 1967. After we drilled a non-commercial gas discovery in 2006 at the #1 OH, we let the block expire as well. The team, however, wouldn’t give up — some would call it stubborn — and after reprocessing seismic data for a new look, repurchased the lease of the 2008 lease sale. Early this year, the 308 #1 discovered 26’ of N-6 oil pay with an additional gas zone. The well was sidetracked down-dip and found another 30’ of pay confirming a commercial discovery. We are now drilling the 309#2 to the west to confirm the development scheme for the field. As you can see, it provides excellent economics. We would expect to set the platform early next year in time for second quarter 2011 first production at well over 4,000 bopd.
(Slide 12) In the Central region, we’re concentrating our efforts on the liquids rich Granite Wash play in the Anadarko basin of Oklahoma extending into the panhandle of West Texas, where we’re already seeing strong results from our horizontal multi-frac drilling program. The Stiles Ranch 13-18H shown here is a model for expectations for the program. The well averaged 8.7 MMCFD with 275 bopd in the first month of production and is expected to produce well over 7 bcf of gas along with 170,000 barrels of liquids.
(Slide 13) We spend almost twice as much on frac stimulations with these Granite Wash wells as we do on the drilling. This is a frac spread set up on one of our Texas panhandle Granite Wash wells.
(Slide 14) We are very well positioned in the play, with over 160,000 acres already held by production. We’ve added another 28,000 acres in the past year. We presently have 6 horizontal rigs working in the play and expect to drill at least 30 wells this year and should be making more than 75 MMCFD from the play by year end.
(Slide 15) In Canada, we operate over 11,000 wells and therefore have a huge range of activity and our primary focus has been the Horn River shale activity. At Horn River where Apache owns more than 220,000 net acres, we’re in full scale pad style development mode with our partner Encana. The picture on the left shows a just

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completed 16 well 70K pad frac project underway with some 40,000 HP of pumping equipment on location for almost 4 months. The picture on your right shows drilling operations underway at our 14 well 52L pad nearby.
(Slide 16) At Horn River, we have the advantage that the surface and minerals are both held by the government, allowing pad style operations, reducing the environmental footprint required for the development. For example, the 70K pad developed 2200 acres of this field from one 10-acre (granted rather crowded) pad.
(Slide 17) The 70K project we believe is the largest scale frac project ever undertaken. We completed 274 fracs in 16 wells over three and a-half months while pumping 5.6 million barrels of water and carrying some 111 million pounds of frac sand. The frac spread is now being demobilized and wells are coming on production. We expect to have all wells from the pad on production near mid-year and after adding our 52L pad and Encanas two pad development should be producing a net 100 MMCFD from Horn River by year end.
(Slide 18) Finally, to assist with commercialization of our huge Canadian shale gas potential, as many of you are aware, we’ve taken a 51 percent ownership stake in the proposed Kitimat LNG project on the west coast of British Columbia. We have a lot of work to do but we are fully committed to working closely with the Haisla First Nations Band, the governments of Canada and British Columbia, and the local Kitimat community to bring this project to fruition. The project is designed to export 700 MMCFD of western Canadian gas to international markets.
Thank you and I guess we’ll have Rod Eichler, who will tell you about our International projects.
Rodney J. Eichler, Co-Chief Operating Officer, President-International
Thank you, John. Good morning everyone. I’d be happy to give you a rundown on things that are going on in the International operations since our last meeting predominantly 2009. As you know, we operate in four principal focus areas overseas with offices in Buenos Aires, in Cairo, in Aberdeen, and in Perth. We have a significant

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concentration of expatriate workforce with some — nearly 1,000 employees who oversee our operations outside the United States.
We have a program for 2010 will be on track for about a $3 billion investment in our International operations which is a significant increase over the curtailed budget we had for 2009 but back on track the way you’ve seen in previous years.
Now I’d like to review some of the ongoing projects and significant investment opportunities which were transacted over the past year as well as some of those which are going on in 2010 and leading us into 2011. Our average daily production, we’re off to a good start this year. After a record setting 20 percent increase in production from year on year from 2008 to 2009, we’ve increased production again. For the 1st quarter of 2010 over year-end average production in 2009, you can see some 10,000 barrels a day. Looking to Australia as one of our key growth areas, after many years of exploration successes, we’re now starting to see the fruits of our labors and exploration come to fruition in developing many significant gas and oil projects in the northwestern shelf of Australia where all of our operations are located in the offshore area.
A couple of specific areas I’d like to review this morning is our Reindeer and Devil Creek project which is a program to bring gas ashore from our Reindeer discovery on shore to a tieback to the Devil Creek Gas Plant which we’re currently constructing; our Julimar-Brunello exploration discoveries which are being developed for implementation to an LNG project called Wheatstone LNG which is operated by Chevron; our Halyard program which is a gas tieback project back to our Varanus Island facility; and our oil development projects at Van Gogh and Pyrenees which just started production in the 1st quarter of 2010 as well as our Coniston appraisal drilling which took place throughout 2009 as an adjunct to the future development of the Van Gogh field. We drilled nine wells in Coniston and probably have about a 25 million barrel resource to be developed. Just to give you an idea of the pipeline of projects which we have in Australia, the current projects which are in full operational mode are the Van Gogh and the Pyrenees projects which I’ll show you some photos on in just a second which came on board in the middle part of the 1st quarter this year.
Ongoing active projects would be the Devil Creek Gas Plant construction and the Reindeer wellhead platform construction. And, of course, the Halyard development is a

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smaller project that is also underway. And both of these projects would come on stream in mid-2011 and the ones that are the big projects in the engineering phase principally have to do with the outside operated Macedon gas development project operated by BHP Billiton in which we have about a one-third interest and the Julimar-Brunello development with the Wheatstone natural LNG project and we’re currently in the early stages of facility engineering design, which will lead to eventual first gas in 2015.
Van Gogh. This is one of the significant company operated oil projects which after many years after discovery subsea development, we were able to offload our first oil cargo beginning in 1st quarter of 2010. The company has a 52 1/2 percent working interest in this project, about a 60 million barrel gross accumulation. Currently, the field is producing about 55,000 barrels of oil per day on a gross basis of about 30,000 barrels a day net. So, the field is significantly exceeding our expectations for its initial production. And now we’ve handled oil out here by using the FPSO, which is a converted tanker vessel which allows us to process oil, gas, and water and then offload the oil to a tanker for export purposes for sales. Now, this is a very convenient economic way of producing oil in a remote area like the northwestern shelf. And here’s a picture of our first offloading. This was our first export of our Van Gogh oil in March 3rd. You can see in the foreground is the prosafe operated Ningaloo Vision FPSO vessel. And that’s the area where the oil is brought to the surface from our subsea completions. And the vessel in the background is the tanker which offloads the oil to Asian markets.
And now adjacent to Van Gogh right nearby is the Pyrenees development operated by BHP Billiton. Pyrenees is a larger accumulation, about 90 million barrel reserve size. We have about a 29 percent or a 31 percent interest in different parts of the lease in this field. This came on production on February 24th. It currently is producing about 94,000 barrels of oil per day or on a net basis about 30,000 barrels a day, which is about 30 percent more than our visual expectation for initial production. So, both fields, Van Gogh and Pyrenees, are very significant additions to this year’s production profile as you saw in the earlier bar chart. Once again, a much larger vessel for handling much more larger quantities of oil, gas, and water for processing from Pyrenees. Here’s a view from the deck of the Pyrenees FPSO vessel.

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Moving on to the Reindeer development, this is a gas project which we anticipate first gas beginning in the 4th quarter in 2011. Apache has a 55 percent working interest as the operator of this project. It’s about 450 BCF additional reserve estimate. Now, we’ve already had a sizeable gas contract signed with Pacific this past year and this will make for the third gas hub for gas sales in the domestic market of Western Australia. Apache currently supplies about 30 percent of the gas domestic market in the state of Western Australia. Now, currently in this project, we are undergoing fabrication of the wellhead platform, the gas plant construction site itself, as well as various offshore installation works. Now, here’s a photo or a diagram in the upper left-hand corner of what the wellhead platform will eventually look like and you can see the pictures on the right are the current stages of construction. We’re about 40 percent complete. The jacket and topsides are being fabricated in China and we expect to be able to roll this out to deploy into the Indian Ocean our project facilities there by the 3rd quarter or 4th quarter of 2010. This is an aerial view of the site of construction for the Devil Creek Gas Plant. Now, this will be two trains, gas processing trains able to product or handle the throughput of about 200 million cubic feet of gas per day total. This is scheduled for construction by completion by the end of the summer of 2011 and you can see we’re about one quarter complete. We started groundbreaking in September of 2009.
And moving on to probably one of the most important projects we’ve had in our portfolio in Australia and certainly one of the most significant investment opportunities the company has come across as a single project, and that is Apache’s decision in this 3rd quarter of 2009 to join the Chevron operated Wheatstone LNG project. This is our first foray into the LNG field. If you recall, we’ve had discoveries in the Julimar-Brunello complex. We have determined our resource there of about 2.1 PCF of gas. Apache has a 25 percent — the permit has about a 25 percent interest in the LNG project of which Apache shares 16 and a quarter percent. We’re adding our gas from our field — our partner is Kufpec — to the Chevron gas to make an overall total LNG project, two LNG trains. Apache’s share ultimately when this gas comes on production in 2015 will be able to produce net to our interests of about 190 million cubic feet of gas per day for a very long plateau for 15 years, year in to year out, by selling our LNG most likely to Asian markets if prices index to oil. This is a significant investment for Apache because our share of the project at 16 percent is about $4 1/2 billion U.S.

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So, just going forward at the current time in the engineering stage, as I’d mentioned earlier, we anticipate being in a position of taking final investment decision by summer of 2011 to be able to sanction the project to move forward to the final development and construction of the facilities. And these facilities consists principally of not only the subsea well clusters to be developed around our fields, but also a tieback to the Chevron operated central production platform just north of our field, which is a very large aircraft carrier size facility which is envisioned and then a tieback to shore, a very long pipeline to the Onslow or Ashburg North site onshore where a gas processing facility will be located to be able to produce the LNG for export.
Now, moving on to Egypt, one of our most significant exploration and production areas for investment for many years, Egypt has enjoyed another record year of production through completion of significant facilities and in continual maintenance of our track record of being one of the most successful explorers in the country, the most active driller in the country bar none for any part of the country, and also is being paid our position as the largest U.S. investor in the country. We have about 11 million acres under lease all principally in the Western Desert of Egypt as shown on this map. From our initial Karoon discoveries located in the central part of the slide where we currently have active waterflood or secondary recovery operations from the initial Phoenix resource of discovery in Karoon in 1996 when we became an operator in Egypt, which was the initial discovery of 12,000 barrels a day, the field in that area, that cluster is now producing 55,000 barrels a day mostly on secondary recovery operations. The core of our operations, however, is in the greater Kalda area. This is a large quantity of acreage you see there in the upper left-hand corner of the slide. Kalda represents about 70 percent of our production base and has been a core focal area for exploration and production activities for many years.
Now, we also enjoy a large number of development leases in Egypt. These are important to us because those green boxes on there, which we have about a million acres of development leases, have a term of about 25 years which allows us to produce all of our oil and gas assets under the concession agreements in the most effective manner without worrying about lease explorations. Now, we’ve been a successful explorer and last year was no exception. This particular slide happens to outline some of the key discoveries we’ve made in the Western Desert over the last three years. As you can see, many of

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these have been concentrated in the greater Kalda area. But of note I think was the beginning in 2007, we found the Jade field which has now grown to a capacity of producing about 107 MMCFD of gas per day and 20,000 barrels of condensate per day. It’s a significant accumulation and it’s growing year by year. This led to subsequent exploration success on the western side of the Kalda area in the vicinity of — you see the yellow box there called Phiops field. The region found the Phiops field beginning the 1st quarter of 2009 and subsequently we’ve drilled eight wells in this field. It looks like it’s about a 25 million barrel accumulation. And our biggest constraint at the present time is the facilities necessary to evacuate the oil. The fields currently rate from that and associated wells from other discoveries in the area is about 11,000 barrels a day, only relative by our capacity to move the oil out of this part of the remote part of the desert.
Now, the far western side of those yellow blocks there, our concessions, are only about 75 kilometers from the Libyan border. So, this is the farthest west production ever established in the country of Egypt. Now, this very busy map is just what we call the Faghur Basin area. That’s the very far western part of the Kalda complex. The red boxes represent wells that have been made. Production’s been established in the 1st quarter of 2010. The yellow boxes represent those wells which are currently drilling in this play and all those green boxes represent the wells that are yet to be drilled in 2010. If you note the size of the wells that have been made in here, beginning with the Phiops field which opened up this production, these are from cretaceous and Jurassic sands. Our principal targets in the Western Desert, they range anywhere from 10 to 12 to 14,000 feet in depth. And they’re very prolific. As you know, this is an oil play. It’s a significant event in the Western Desert ‘cause of the rates that are established in these wells are typically 4 to 5,000 barrels a day each and, hence, the facility’s limitations.
Now, we’re very pleased to say from our initial early production facilities of trucking oil from our establishment in this part of the desert we’ll be adding — our production capacity will increase 20,000 barrels a day by the end of this quarter. By improvements of existing facilities, additional tanks and shipping pumps and looping some existing pipelines, we’ll be able to increase our output. And by year end, we anticipate the production capacity from this part of the desert to increase to 40,000 barrels a day. And Apache operates all this production with a hundred percent contractor working interest.

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Another big project was the completion of the Qasr gas development project which began with the Qasr discovery in 2003. If you recall, this 2 1/2 PCF, 80 million barrel condensate field is the largest gas field ever found by Apache to date. It’s taken almost seven years to complete the final facilities and those were completed in 2009 and that was with the addition of gas plant’s Trains 3 and 4 at the Salam Gas Plant facility. And these gas processing trains along with the installation of a major compression project on the northern front pipeline that Apache installed, the pipeline itself as operated by Shell, has allowed us to increase production from this part of the desert from 650 million a day to 950 million a day gross including the Shell volumes. Now, Apache’s gas rates here have increased substantially with the completion of these facilities up to a record level of 800 MMCFD of gas per day gross operative basis from the desert making us the single largest domestic gas producer from the Western Desert supplying almost one third of Egypt’s daily gas demand.
Now, getting this out, Qasr gas, you don’t really have a chance to picture how much is 2 1/2 TCF of gas until you try to schedule on how you get it out of the ground and you find out that’s a large volume of gas molecules and it takes many years to be able to evacuate it even at those very high rates. Now, the field itself is currently producing about 650 MMCFD of gas per day at the field level through our facilities, but even with that, it’s going to take many years as shown by this slide to evacuate that gas. The little picture at the lower part of the slide is representing — it shows the Salam Gas Plant facility, the largest gas processing plant facility of its type in the Western Desert. Salam Gas Trains 1 and 2 in the lower right-hand corner of the slide were constructed originally by Apache and Repsol back in 1997 and 1999 as we became operator of these properties in 2001. Now, subsequently the last two years, we had construction of Salam Gas Plants 3 and 4 which are more or less identical to the original Trains 1 and 2. Each one of those trains can handle output of a hundred million cubic feet of gas per day. And presently the (inaudible) out of these trains will also handle about 30,000 barrels of day of liquids of high condensates, gas condensates.
I guess lastly in Egypt as we started on a quest back in 2005 to double our production to Egypt, at the time our production was 160,000 more or less barrels of oil equivalent per day. And we stand to challenge to double our production by year-end 2010 to 326,000 barrels of oil equivalent per day. This was kind of a deal we had with the government to

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try to double our production to help Egypt offset its natural decline of its base oil resource in the country. In exchange for doing that, we had hoped to have an opportunity to streamline the way we do business in Egypt by working closely with the government to reduce the normal bureaucracy associated with, you know, your government partner. Now, they’ve been very cooperative and allowed us to do what we do best and as a result, you can see the original production forecast shown in the black line here back from 2005. The green represents the actual production today. And you can see that as of last week, we are producing about 300 and — almost 311,000 barrels of oil per day equivalent compared with the goal of about 309,000. We’re right on track. We’ve got seven months to go before we get to the end, and we’re confident with the completion of the co-option of the Faghur based facilities I’d mentioned in the earlier slide that the region will be able to obtain its goal of doubling our production in five years’ time.
Moving on to the North Sea, if you recall Apache’s principal asset in the North Sea is the Forties field, which was acquired from British Petroleum in 2003. The Forties field is the largest oil field in the UK sector of the North Sea. It has about 5 billion barrels of oil in place on which to date about 2 1/2 billion barrels have been recovered. Our efforts here are directed at the five platforms which access this resource. At a visual life, the size of the Forties field, it would occupy the area contained inside the 610 Loop. So, that’s a size, a thickness of sand in that kind of an area — 5 platforms tap into it. We have many drilling opportunities and so with these facilities — and this is a view looking across one of the platforms in the North Sea on a calm day — obviously, not in the winter time. The key here has been to increase the efficiency of the existing facilities, which the field was discovered in 1970. So, the field infrastructure is a little bit long in the tooth, result many investments have been made over the last five or six years to improve the infrastructure itself to allow for extended field life and the important thing is to be able to increase the efficiency of the output of the field on a day-to-day basis. When they acquired the field back in 2003, the typical field efficiency, that is its daily production against normal well tests, was about 68 percent. In 2009, I’m happy to report that the region had achieved a record level of 90 plus percent efficiency on a day-to-day operating basis and that’s important because it maintains the field in a safe manner to operate but also it maximizes our net present value day by day. A 1 percent. increase in efficiency is equivalent to about 280,000 barrels of additional oil that can be produced in a year and at $75 a barrel, that’s next to $20 million of gross net revenue for each 1 percent increase. So, this is very

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significant achievement by the region as they keep the field operating at peak performance.
Now in typical Apache fashion when we acquired the production, you can see the original trend line at the field. So, it’s natural decline is shown here in red. Subsequent to the acquisition in 2003, you can see the performance of increasing the production by additional drilling and production enhancements and process improvements on the existing infrastructure allowed us to operate the field pretty consistently the last couple of years at about 60,000 barrels a day. The natural decline had things been left to go its normal course going back to 2003, you can see the field you normally would be producing about 20,000 barrels a day at this time. So, as a result, the significant increase in value associated with this acquisition and that was also brought about by in 2009, the summer of 2009, the region drilled the Forties Charles 6-3 well, which is a target in the Forties sand reservoir to attack an unswept pod of sand — this field’s been waterflooded for about 25 years and we used repetitive sequences of seismic acquisition, 3D seismic, about every five years to measure the movement of water throughout the reservoir. And this slice of seismic shown here the dark areas indicative of an area that may have been unswept and that was what was targeted by the wellbore path shown there in red. This well surprised all of us. We thought it was gonna be about a 5,000 barrel a day target. It turned out to test up to 12,000 barrels a day with additional production stabilized at 10,000 barrels a day rate. So, here we were in 2009, this was the best well drilled in the field in 15 years. So, these are the kinds of surprises that await for us as we apply modern technology to exploiting this very important oil resource. Obviously, with 2 1/2 billion barrels left to recover from this field, if we can increase the recovery factor by only 1 percent., that’s another 24 million barrels to our account.
Last, but not least is moving onto Argentina, a property which we became very active in Argentina beginning in 2006 with the Pioneer acquisition. We principally operate in three basins in Argentina with our office in Buenos Aires. The Pueggo Basin to the north around Mendoza, the Nuken Basin where about 60 percent of oil and gas production comes from, and the Auslo Basin or the Tierra Del Fuego, the very southern part of South America, is the other 40 percent of our current gas and oil production. Now, two significant events took place for us in Argentina last year. One, we were able to renew our Nuken Basin concessions, which is the heart of our oil production, for an additional

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10 years beginning 2016 to 2027. That’s a very significant event to add life to our field operations. And the second thing was Apache was the first company to qualify for what’s known as gas plus pricing contracts for natural gas. The government offered an incentive beginning last year for companies to increase production from unconventional resources or tight gas sand opportunities.
And for them, this was a way of increasing the gas price in a country in which traditionally has been very low, one to two dollars at MCF based on what type of power — well, you go in the power market or residential market. By adding a gas plus approval, we received two approvals from — four of these from the government to add up to a total of 60 million a day, the first one of which began in January of 2010 for 10 million a day for $4.10 an MCF and the second one would be for 50 million a day beginning in January of 2011 for $5.00 an MCF. So, a significant increase in the gas price and for that quantity of gas which represents about 25 percent of our currently daily output for natural gas in Argentina, it’s a significant increase in revenue for our operations in Argentina. And we anticipate we have five additional applications for gas plus contracts in fields that are currently being in the process for application to be approved by the government.
So, that kind of wraps up a quick run-through of our international operations for 2009 and the beginning part of 2010 and we anticipate another exciting year as these projects come to fruition in 2010 and ’11. And now I’d like to turn it over to Roger to discuss some more financial things.
Roger B. Plank, President
Thanks, Rod, and thanks to all of you for being here this morning and for your interest in Apache Corporation and for taking note this kind of time of your day to hear our story. The good news is I’m the last in our parade of speakers today before Steve will step back up here to wrap things up. The bad news is I’ve got 64 slides. (Laughter) No, I’ve actually got I think four or five slides and hopefully, go underscore where Steve started with this and basically that’s the theme of what a difference a year makes. And I think that story is best told when you look at our earnings on a quarterly basis over the last two years. You can see in the second bar from the left with the 2nd quarter of 2008 that Apache’s earnings peaked at $1 1/2 billion. But it wasn’t long before that was quickly taken away with the economic downturn in the worldwide economy and the stock market

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as well with some horrific write downs in the 4th quarter and the 1st quarter of ’09 which basically wiped out our earnings for that entire two year period of ’08 through the end of ’09.
The good news there is we’re beginning to make some considerable progress in fighting our way back and I think you can see if you look at the numbers down below what was happening on a price basis. And this begins to get us at I think the difference of Apache from a number of our competitors, we’re very oily. So, although we saw oil plummet from $124 down to about $43, it then has been rebuilding for the last four or five quarters and it’s about double what it was at the bottom. Contrast that to North American natural gas which peaked at just under $11 per MCF in the 2nd quarter of ’08 and valleyed in the 3rd quarter of ’09 at $3.41. It’s come back, but not nearly to the same degree that oil has. So, we have clearly benefited from the higher oil prices. It’s about half our production, but it represents about three quarters of our revenue as you’ll see here in a minute. And the other thing that we’ve benefited from over that period of time was six percent production growth. Now, that doesn’t sound like much, but if you think back to where we were a year ago and a year and a half ago cutting capital in order to live within cash flow, to be able to grow production in the face of that with those kinds of capital restrictions is a significant accomplishment.
We have got a portfolio approach and a number of our competitors now with oil filling at 20 times the price of natural gas are having to make entire shifts in their overall strategy in order to take advantage of oil prices while Apache, because of where we are in oil prone areas and because we are about half oil, can turn knobs versus entire ships in order to take advantage of the current price environment that favors oil. And I think you’ll see a little bit of that here as we go through oil, North American natural gas and international gas. So, following the revenue line for North American natural gas, you can see it, too, peaked in the 2nd quarter of ’08 at about a billion dollars. It got down to just over $350 million at the low and has bounced back somewhat to over $500 million, but it’s still half of what it was at the peak. Because prices were so difficult and because they were headed lower and because we had a view that with all this shale gas that was coming on line that would negatively impact the price of North American natural gas, many of you’ll remember that a lot of our capital cuts took place in North America and as a result,

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our production of North American natural gas declined about 11 percent over that period of time.
Interestingly, international revenue was basically flat lined. It was up slightly over this period of time, production which has risen 21 percent over that same period. We did see prices fall overall on average in our international market over this period of time with an overall downturn in the worldwide economy, but one thing that is apparent from what Rod had to say, in Australia and in Argentina, the price of supply and demand fundamentals clearly favor international oil — or gas and gas prices in those markets are set to rise with contracts that we’re signing today that we’ll see the benefit of tomorrow at prices two and three times and four times what we have received on average. So, we’re trying to build our productive base internationally. It hasn’t made a significant difference, gas that is, internationally, but I think you’re going to see in the future international gas make a very material difference to our overall revenue. But the big story is oil. It was responsible for over $2 1/2 billion of our revenue at the peak. It plummeted to a billion dollars in the bottom of the downturn, and then with the pricing that you saw doubling since that period of time. We’ve seen our revenue double as well. So, that’s how even though it’s only half our production it’s three quarters of our revenue. And that more than anything distinguishes us from our North American competitors who are largely, their strategies are predicated or directed at North American natural gas. The other thing with that higher price, because we were able to refocus our capital in areas where we already had a presence because we’re a portfolio approach player, we were able to increase our oil production over that period of time. And that more than anything is what led to the $705 million of earnings in the 1st quarter of this year.
I don’t think I have to remind anyone what our number one objective was for 2009. It was live within cash flow. And that was a nice way of just saying live! Because it was a very difficult period and a scary period for all of us as we saw companies that had been around for decades dropping and it looked almost like they were all going to drop like flies. So, we were very committed to living within cash flow. We cut our capital budget significantly in order to do that. And you’ll see that our debt has a percentage of capitalization which is basically how much we finance our business with debt versus equity. Got down to — and low is good — non-debt 18 percent in the 3rd quarter of ’08,

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and then with the write-offs that we took, it went back up to 25 percent, a little over 25 percent. It’s now currently about 23 percent. But when you include the cash that we built over that period of time and netted against the debt, our sort of net debt to cap has dropped to 15 percent, a very competitive level, leaving us in very good — in a strong financial position. And then if you follow the trail of the cash, you can see that we were building cash throughout 2008. We cut our capital. It took awhile to put the brakes on.
As per our plan, the cash balances did drain out as you can see down to about $750 million in the 2nd quarter of 2009. And then with prices rising and production also rising over that period of time — remember, Steve said our production was up 9 percent from ’08 to ’09, which was very helpful as prices continued to rise — we were able to rebuild our cash balances to over $2 million by the year end and still pick up a $300 million acquisition to increase our capital budget, as I recall, 4 or $500 million over that same period of time, but the point is we did live within cash flow and that put us in an excellent position to go into this year with a bit more confidence with respect to our capital budget. So, we jacked up the capital budget from about $4 billion in 2009 to what we expect to be north of $6 billion for 2010. But the other thing that it did is it enabled us to go on a shopping spree. And I don’t know how many of you have heard the expression that Steve’s used over the years. It’s kind of like the Indian finding his horse. And he would stop and not explain what that meant and so for four or five years, I didn’t understand what it meant for the Indian finding his horse, but what it means is an Indian doesn’t find a horse one leg at a time and then an ear and then an ankle or whatever it might be. You find the horse all at one time. And we looked for several years building cash, looking for the right horse. It turns out we found two horses in one week, one at Devon properties and the other the merger with our friends at Mariner. And that is going to make a significant difference both in terms of our growth prospects, but also in terms of our production and I’ll show you that here in a minute.
This gets to the essence I think of Apache and that is that we are a growth company and have been for 55 years and are continuing to be very focused on growing the company. I’ve been fortunate to have been a part of the company for a lot longer than that chart and certainly as long as I can remember. And the one thing you notice over that period of time is not only have we picked up outstanding assets as Rod and John’s presentation underscored, but the reason we have those good quality assets is because of the

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outstanding quality of the people that come to work and make a difference for Apache every day. I wish we could take you along on our quarterly reviews to all points and all regions around the world because you can’t help but feel with pride as you see the people there who share the same culture and the same drive that’s created this kind of a result over time. And it’s in every region and it’s a neat thing to see and we couldn’t do it without the people who are our driving force.
And so having been said, I would also say we had a strategy session last fall. We had it with the board of directors and we had it with senior management and we basically were taking a look in the mirror trying to figure out, well, what works, what doesn’t work, what should we change, what do we dare not change, what should we leave the same. Out of that I think you saw earlier a bit more emphasis is going to be made on exploration without losing or giving up on the horse that brought us because we’ve got a lot of good things going on at this company and that will continue to drive us on a go forward basis. But the one thing that was startling and Alfonso Leon made a presentation about Apache versus the competition, we’re so used to outperforming on the growth side that it was a bit daunting to see we were about middle of the pack when it came to growth. And it has the desired effect. It got our competitive juices going and we did have some very good discussions that I think will make for a better tomorrow. But the other thing I’d say is if you think back to the slide before which showed the cash, we were one of few who was building cash during that period of time. Most of our competitors were maximizing investment in order to continue to show production growth. A lot of that was a very frothy period of time and we instead decided to build cash balances.
So, what happens when we are able to open up the purse strings a bit and increase our investment on the acquisition side, here you see if you add Devon and Mariner production in the 1st quarter together, it adds about 13 percent to our overall production which puts us back on trend with the kind of growth that we and our shareholders are used to at Apache. That’s before factoring in the development pipeline of projects and new production that’s going to be coming on line. Most immediately, we’re going to get a full quarter in the 2nd quarter out of Van Gogh and Pyrenees which is very substantial production. So, I think you’re going to see that line continue to grow. The financing of those transactions in addition to utilizing cash, we are issuing 5 percent more shares, but if you get 13 percent more production on only a 5 per share — 5 percent increase in your

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share count, then you’ll see it go through on a per share basis, we’ll see particularly in 2011 earnings per share, cash flow per share, reserves per share, and production per share grow. And after all, that’s what drives the stock price. So, hopefully, that will make a significant difference. I think we’re in — the bottom line is I think we’re in store for a pretty good run here at Apache with our production growth secured for the next couple of years.
So with that, I’ll turn it back over to Steve.
G. Steven Farris, Chairman of the Board and CEO
Thank you, Roger. I’ve got just a few more slides. What I’d like to do is I’d like to spend a little bit of time and go over the two acquisitions that we’ve mentioned here a number of times. And I’ve got one slide on Devon and then I’ve got quite a few on the Mariner merger. And I might say we very seldom do corporate acquisitions and the reasons are many. Number one, you generally don’t find a company that has all an asset fit that fits with you. So, what happens is, is that you have to sell some of those assets in order to get what you want out of it. And the second one is, is that culturally sometimes it’s counterproductive to merge because the cultures don’t fit and it creates more problems than it solves with respect to the amalgamation of two companies. What we found in the Mariner acquisition was not only a very (inaudible) quality asset base — and I’ll show you a bit — with that everything that we were doing in Apache world, but the other was, was the significant cultural fit with respect to the way that Mariner looked at their business in terms of focusing on rate of return, focusing on cash flow, focusing on making good investments as opposed to focusing on trying to look quarter to quarter.
So, what I’m going to do is I’m going to go over the Devon acquisition with one slide. It is a tactical acquisition. Devon was getting out of the Gulf of Mexico. Actually, they’ve gotten out of all their international and their Gulf of Mexico assets. They’ve sold their deepwater projects to BP earlier in the year. And we were able to negotiate this transaction. It took a little longer than we thought it was, which is why we had two announcements in the same week, but it brings us about 19,000 barrels of oil equivalent a day and about 41 million barrels of oil and it also brings us a number of exploitation opportunities. These are big old fields that we bought, some big salt domes, and it also has a little exploration potential in it because Devon was actually truly still active in the

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shelf until they decided in a very short order that strategically they were going to get out of the Gulf of Mexico.
In terms of Mariner, this slide doesn’t really do it justice, but I knew we would be running out of time at this time. We’re picking up about 57,000 barrels of oil equivalent a day, 181 million barrels. The most important thing is, is that they do have a deepwater portfolio. I would consider it as a starter set, but it has one thing that Scott and his team were able to do was to be able to build world-class assets and remain a small company because they were much smaller than we were, but in terms of the asset base that they had both in the deepwater, in the shelf, in the Permian Basin and even their new play concepts because they have 50,000 acres in the Niobrara, which is a big play, big oil horizontal play in Colorado and Wyoming. They’re also big in the Permian Basin, and I think you saw John Crum talk a little bit about what we’re doing in the Permian Basin. We just opened an office in Midland and we’re going to focus on that. And then, of course, they have the deepwater and I hope that I’ve shown you that the most significant oil in this country can be found in deepwater.
Mariner has a track record in the deepwater. This is an interesting, kind of interesting slide because it is all the projects that have been taken from drilling the well through production and fruition. Although Mariner’s much smaller than the ones to the left of the — or head of them, they’ve been in and have the experience of the deepwater number of projects, bigger than most companies that play that field — I mean play the deepwater. What it does for us, it adds a billion dollars worth of cash flow, both of those acquisitions added together. You can see a list of companies down there at the bottom. I’m not so interested in size in terms of our relative size to other companies, but these two acquisitions together, if you think about it, we spent about $5 billion and we’re getting a billion dollars worth of cash flow. So, we’re talking about paying these things out in about five years. It’ll be current cash flow and current prices also.
In terms of our portfolio mix, this is our current portfolio mix on the left. And on your right, you can see what it adds to us. The most important thing to me is not — we’re still not overleveraged to the Gulf of Mexico, but the most important thing to me is we go from 586,000 barrels of oil equivalent to date to 660,000 barrels of oil put on a day, which is about 15 percent growth. And as Roger pointed out on his slide, we are a

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growth company. We pay a very small dividend. People do not buy Apache stock because of our yield. They buy Apache stock because we are a growth company. And we look at our growth as long term. One of the things that I think is important is, is that the engine that we built up over many years that you saw from Rod and John, you know, if we think it’s over, we’ve still got a long way to go. This is kind of a waterfall project that we have had coming on and coming on. As you see Van Gogh, Pyrenees, Phiops that Rod talked about, the Devon acquisition and the Mariner acquisition and then you add Julimar, Macedon, Coniston, we have a tremendous pipeline of opportunities that continue to grow this company. In 2010, we projected we’re going to grow 5 to 10 percent before these acquisitions. These acquisitions just this year will add about four or five percent. So, we’re going to be over 10 percent. And next year with the full year of these acquisitions, we should — we certainly should be in the double digits or a little higher, mid-double digits next year.
I’m going to echo what Roger mentioned about people. I will tell you that — and I think at least our employees have heard me say it probably a thousand times. You know, if you’re on any of those charts about where you’re competing, any of the companies we compete with, they’ve all got pumping jacks and they’ve all got valves that they turn. The differentiation — the difference between companies are people. And I will tell you in all honestly, I go to the regions a lot, not as much as I used to, but we have quarterly reviews. The regions here, the people in this room makes me proud to be a member of the team. So, I want to personally thank everybody in this room and everyone in each one of our regions for all the hard work and effort they’ve put in because nothing comes nothing. To be able to build things, it takes hard work, it takes effort. And there’s nobody I’d rather be on the team with than this group. So, thank you very much. That concludes our presentation for the day. Thank you very much for coming. Have a very nice day, and hopefully see you next year. (Applause)
(Conclusion, Meeting of Shareholders, May 6, 2010)

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